Exemption No. 82-1209

June 16, 2004

SUPPL

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

RECEIVED
2004 JUN 29 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INDEX

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	May 25, 2004
	(ii)	NWT (Form 27)	May 25, 2004
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable

(b)	Annual Information Form	Not Applicable
(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	Not Applicable
(e)	News Releases	June 7, 2004
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution (Form 45-103F4)	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable
(c)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management Discussion and Analysis	Not Applicable
(e)	News Releases	June 7, 2004
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable

(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon and Management Discussion and Analysis)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end, and Management Discussion and Analysis	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GGL DIAMOND CORP.

904 - 675 West Hastings Street Tel: (604) 688-0546
Vancouver, BC Canada Fax: (604) 688-0378
V6B 1N2

June 7, 2004

PRESS RELEASE

Fugro airborne survey supports "Big Hole" at Fishback; De Beers identifies five targets in ground gravity survey at Doyle Lake

VANCOUVER, BRITISH COLUMBIA – A Fugro magnetic/electromagnetic (EM) airborne survey recently completed has provided additional support to the interpretation of a kimberlite pipe being present within the "Big Hole" in Awry Lake, on GGL Diamond Corp. (GGL) 100%-owned Fishback property in the Northwest Territories.

Preliminary interpretation of the Fugro survey data indicates the "Big Hole" lies within a quiet magnetic area positioned along a steep regional magnetic gradient. The EM data show a significant conductor correlating to the "Big Hole". When the results are modeled using a new EM modeling program, it shows that the "Big Hole" contains approximately 25 metres of lake bottom sediments that overlay a basement conductor, a signature similar to known kimberlites. Granitic rocks outcropping along the shoreline of Awry Lake are resistive and therefore, would not model as a basement conductor.

Previous exploration work in the Awry Lake area revealed the presence of kimberlite indicator minerals and granite breccia boulders (containing kimberlitic indicator minerals) down ice of the "Big Hole". This new EM data is the most compelling geophysical evidence to support the Company's interpretation of the "Big Hole" as a kimberlitic target.

Preparations are underway for a core drilling program at the "Big Hole". Drill equipment has been mobilized to the Awry Lake site, with the drill crew expected to arrive later this month. The drill hole will be collared on land and drilled at an incline into the "Big Hole". The Company is anticipating that this drill hole will be greater than 600 metres in length and take two to three weeks to complete.

Located 70 kilometres northwest of Yellowknife, this claim area is owned 100% by GGL. The "Big Hole" was first identified in 2000, when seismic and bathymetric surveys identified an unusually deep, steep-walled depression in the lake. The lake itself is 75 metres deep with a relatively flat bottom approximately one kilometre across. Since 2000, the Company has continued its exploration through indicator mineral sampling and various geophysical survey methods.

Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp., is GGL's qualified person and has reviewed this data.

Doyle Lake: five targets identified

De Beers Canada Exploration Inc. (De Beers), project manager and joint venture partner with GGL on the Doyle Lake Project, reports that its crews have completed just over 50% of a detailed ground gravity survey on the property. With 2600 of the 4600 gravity readings completed, De Beers reports it has identified a total of five potential kimberlite targets.

To date, the survey of the northern part of Blob Lake has been completed and two target areas have been found in the lake. East of Blob Lake, three targets along the northeast structure ("Kimberlite Alley") have been

identified. Of these three, two are land based, while the northernmost target lies in the east arm of Lobster Lake. Additional work will be required to confirm these anomalies as drill targets.

GGL DIAMOND CORP.
June 7, 2004

The purpose of the gravity survey is to locate potential kimberlite pipes greater than one hectare (100m by 100m) in size. De Beers has committed to drilling all suitable targets.

De Beers earned a 60% interest in the Doyle Lake property, located in the southeast portion of the Slave Craton, and to date has spent over $6 million on the property.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Susan de Stein at (604) 684-3376.

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Annual Report

BC COMPANY

Form 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: June 14, 2004 09:35 AM Pacific Time

ANNUAL REPORT DETAILS

NAME OF COMPANY

GGL DIAMOND CORP.
2800 PARK PLACE
666 BURRARD ST
VANCOUVER BC V6C 2Z7

INCORPORATION NUMBER
BC0235315

DATE OF RECOGNITION
May 25, 1981

DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC)
May 25, 2004

OFFICER INFORMATION AS AT MAY 25, 2004.

Last Name, First Name, Middle Name:
LEACH, NORMAN
Office(s) Held: (Other Office(s))

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Last Name, First Name, Middle Name:
LAU, JURGEN T.
Office(s) Held: (Other Office(s))

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Last Name, First Name, Middle Name:
HRKAC, RAYMOND ANDREW
Office(s) Held: (CEO, President)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Last Name, First Name, Middle Name:
DEMARE, NICK
Office(s) Held: (CFO, Secretary)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Last Name, First Name, Middle Name:
AUSTON, JOHN S.
Office(s) Held: (Chair)

Mailing Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Delivery Address:
675 WEST HASTINGS STREET
SUITE 904
VANCOUVER BC V6B 1N2

Exemption No.: [illegible]

FORM 27
BUSINESS CORPORATIONS ACT
ANNUAL RETURN EXTRA-TERRITORIAL CORPORATION

FORMULE 27
LOI SUR LES SOCIÉTÉS PAR ACTIONS
RAPPORT ANNUEL D'UNE SOCIÉTÉ EXTRATERRITORIALE

Northwest Territories

FILED - DÉPÔT

No.: ____________

Date: ____________

DEPUTY/REGISTRAR OF CORPORATIONS
REGISTRAIRE OU REGISTRAIRE ADJOINT DES SOCIÉTÉS

1) Name of corporation — Dénomination sociale de la société

GGL DIAMOND CORP.

2) This return contains information current to and including — Le présent rapport contient les renseignments les plus récents en date du

MONTH AND DAY OF INCORPORATION OR AMALGAMATION	MM 05 / DD/J 25	MOIS ET JOUR DE CONSTITUTION OU DE FUSION
THE YEAR FOR WHICH THIS RETURN IS APPLICABLE	YYYY/ANNÉE 2004	ANNÉE APPLICABLE AU RAPPORT

3) Is the address of the registered office, and the post office box designated as the address for service by mail, if any, the same as shown on the last notice filed with the Registrar of Corporations? — YES/OUI ☑ NO/NON ☐ — L'adresse du bureau enregistré ou de la boîte postale aux fins de signification par courrier sont-elles les mêmes que celles qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés?

4) Is the current postal and street address of the head office the same as the postal and street address shown on the last notice filed with the Registrar of Corporations? — YES/OUI ☑ NO/NON ☐ — L'adresse actuelle du siège social est-elle la même que celle qui figure sur le dernier avis de désignation déposé auprès du registraire des sociétés?

5) Are the current charter and regulations of the corporation the same as the charter and regulations that have been filed with the Registrar of Corporations? — YES/OUI ☑ NO/NON ☐ — La charte et les règlements de la société sont-ils les mêmes que ceux qui ont été déposés auprès du registraire des sociétés?

6) Are the current directors of the corporation the same as the directors shown on the last notice filed with the Registrar of Corporations? — YES/OUI ☑ NO/NON ☐ — Les administrateurs actuels de la société sont-ils les mêmes que ceux qui figurent sur le dernier avis de désignation déposé auprès du registraire des sociétés?

IF THE ANSWER TO EITHER OF THE ABOVE QUESTIONS IS "NO", THIS RETURN MUST BE ACCOMPANIED BY ALL NOTICES NECESSARY TO BRING THE RECORDS OF THE REGISTRAR UP TO DATE.

SI VOUS AVEZ RÉPONDU «NON» À L'UNE DES QUESTIONS CI-DESSUS, LE PRÉSENT RAPPORT DOIT ÊTRE ACCOMPAGNÉ DE TOUS LES AVIS DE DÉSIGNATION NÉCESSAIRES AFIN DE METTRE À JOUR LES REGISTRES DU REGISTRAIRE.

Date	Signature	Title (Director, Officer or Solicitor) Titre (Administrateur, dirigeant ou avocat)
June 10. 2004	[signature]	Raymond A. Hrkac, Director